Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a transcript of an interview first made available on October 29, 2021.

Morgan Brennan 0:10

Marc congrats on the deal. Thanks for joining us today. I think let's start a little bit with what Terran Orbital does, you're in the satellite business and why you're striking this deal now, what it will and what it will enable.

Marc Bell 0:21

Thank you for having us today, it will enable us to continue to expand and build satellites by the 1000s. If you think about it, the launch industry is growing by leaps and bounds, over 50,000 Small SATs we want launched over the next decade, but someone's got to build them. And we are the largest manufacturer of small sats here in the United States.

Morgan Brennan 0:40

Yeah, and certainly you have investors and customers like Lockheed Martin, the US government both on the civil space side and the national security and defense side as well. How quickly are you growing?

Marc Bell 0:56

We're growing very fast. We just announced a $300 million facility in Florida, where we'll be able to build 1000 satellites a year, and we've more announcements coming up soon with additional facilities.

Morgan Brennan 1:00

So why are you moving forward with specifically a SPAC deal? Right now I asked that because investors have cooled on the structure somewhat since the beginning of the year and certainly there were space companies that have gone public this way, as of late are concerned, we've seen some extremely high redemptions.

Marc Bell 1:23

So we looked at the three ways we could go public, an IPO a direct listing or SPAC. A SPAC has the highest likelihood of success at the end of the day, less market risk. And for us the need for capital is immediate and now. So this took out all the market risk of going public.

Morgan Brennan 1:30

Are you profitable?

Marc Bell 1:32

We are not profitable yet.

Morgan Brennan 1:45

And then one of the other things you're looking to do is to actually build out your own low Earth orbit constellation. And we've been hearing a lot about this concept from the likes of SpaceX and Amazon and Oneweb and others. What is your business model for that look like and given the fact that it doesn't need to be competitive landscape? Who do you expect to sign on?

Marc Bell 2:05

So all everybody from SpaceX to Amazon, Oneweb, they're all doing different things what we're doing, so we're basically doing your earth. Think of it this Earth observation 3.0 So not only we imaging the planet 24/7 But we'll be able to image the planet at night when it's cloudy. raining. So think of it as true 24/7 coverage regardless of the weather or the time of day. That's a big difference the way the way it's done, the way it's been done in the past.

Morgan Brennan 2:33

Yeah, you know, space and defense companies have been a focus this week. We've seen a lot of earnings. And actually we've seen a lot of companies like Northrop Grumman and Lockheed Martin and others sell off even as they've beat on the bottom line because their revenues have been pinched by some of the supply chain issues that we've seen affecting the sector. Now. How are you navigating those?

Marc Bell 2:52

You know, we've been vertically integrating our supply chain so we keep buying up things that we need in order to manufacture our satellites. Our goal is within three years to own 100% of our supply chain.

Morgan Brennan 3:03

Wow. Okay, how quickly can you put the factory together? In Florida? It's gonna be I think, the largest factory to manufacture satellites on an annual basis. Do I have that right?

Marc Bell 3:13

To the best of my knowledge it is it'll be the world's largest satellite assembly facility. That should be completed in about 36 months.

Morgan Brennan 3:20

All right. Well, Marc, we appreciate you joining us today and shares of Tailwind the SPAC that you're going to be merging with they're up 1% on this news right now.

Marc Bell 3:28

Great. Thank you for having me.

Additional Information

In connection with the proposed Business Combination (as defined above), Tailwind Two intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two (the “Registration Statement”), and after the Registration Statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Tailwind Two’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Terran Orbital, Tailwind Two and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website sec.gov or by directing a request to: Tailwind Two Acquisition Corp., 150 Greenwich Street, 29th Floor, New York, NY 10006.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This communication includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management’s views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as “project,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should,” and “could” and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this communication may include, for example; statements about Terran Orbital’s industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the Business Combination, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two’s shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the Business Combination or in the future, the likelihood and ability of the parties to successfully consummate the Business Combination, and those factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Tailwind Two’s final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the Business Combination expected to be filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital’s actual results (many of which are beyond Terran Orbital’s control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise. Terran Orbital’s actual results may differ materially from those set forth in this communication. Accordingly, no representations are made as to the accuracy, reasonableness or completeness of such statements, estimates, or projections.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense. Nothing in this communication constitutes investment, tax or legal advice or a recommendation regarding any securities. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, must make your own decisions and perform your own independent investment and analysis of the Business Combination.